AMERICAS SILVER CORPORATION ANNOUNCES SAN RAFAEL PRE-FEASIBILITY
STUDY,
UPDATES TO RESOURCES AND RESERVES, AND FOURTH QUARTER AND YEAR-END
RESULTS

TORONTO, ONTARIO—March 30, 2016— Americas Silver Corporation (TSX: USA) (OTCQX: USAPF) (“Americas Silver” or the “Company”) today reported fourth quarter and year-end financial and operational results for 2015, updated resource and reserve estimate and announced the results of its San Rafael Prefeasibility Study.

This earnings release should be read in conjunction with the Company’s MD&A, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company’s website at www.americassilvercorp.com. All figures are in U.S. dollars unless otherwise noted.

Year-end and Fourth Quarter Highlights

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Consolidated production met 2015 guidance for production and all-in sustaining costs[1] of 2.65 million silver ounces and 4.87 million silver equivalent[2] ounces at a by-product cash cost of $12.75 per ounce[3] and an all-in sustaining cost of $17.16 per ounce[3] for the year, including fourth quarter production of approximately 600,000 silver ounces and 1.20 million silver equivalent ounces at a by- product cash cost of $14.38 per ounce and an all-in sustaining cost of $18.45 per ounce.

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Revenues of $53.5 million and a net loss of ($19.4) million or ($0.06) cents per share compared to a net loss of ($78.7) million and ($0.39) cents per share for the year ended December 31, 2014, including fourth quarter revenues of $11.4 million and a net loss of ($7.3) million or ($0.02) cents per share compared to a net loss of ($73.5) million or ($0.35) cents per share for the three months ended December 31, 2014. The decrease in net loss is primarily attributable to lower impairment of mining interests and reductions in depletion and amortization, and income tax expense, partially offset by lower net revenue on commodity sales.

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Consolidated guidance for 2016 is 2.5 - 3.0 million silver ounces and 5.0 - 5.6 million silver equivalent ounces at cash costs of $9.00 - $10.00 per ounce and all-in sustaining costs of $11.75 - $12.75 per ounce[4].

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The Company’s mineral reserve and resource estimate was updated as of December 31, 2015. Mineral reserves increased 40% from 22.0 million ounces of silver to 31.0 million ounces, primarily as a result of a maiden reserve estimate for the San Rafael property.

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Today, the Company is announcing the pre-feasibility study results on its zinc-silver-lead San Rafael property, part of the Cosalá Operations. The project is expected to produce approximately 5.5 million ounces of silver, 250 million pounds of zinc and 100 million pounds of lead over an initial 5.5 year mine life at negative all-in sustaining costs per silver ounce.

•	Cash and cash equivalents of $1.3 million at December 31, 2015 with net working capital of approximately $5.5 million.

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1 All–in sustaining cost unless otherwise noted comprised of silver mining industry cash cost plus all development, capital expenditures, exploration spending and mine general and administrative costs.
2 Silver equivalent production for 2015 throughout this press release is based on prices of $17 per ounce silver; $0.95 per pound zinc; $0.90 per pound lead and $2.90 per pound copper.
3Cash cost per ounce and all–in sustaining cost per ounce are non–IFRS performance measures with no standardized definition. For further information and detailed reconciliations, please refer to the Company’s 2015 year–end and quarterly MD&A.
4 Silver equivalent figures and silver cost guidance for 2016 are based on $14.50 per ounce silver, $0.80 per pound lead, $0.75 per pound zinc and $2.00 per pound copper.

“Throughout 2015, we continued to reduce costs while increasing silver-lead production and mine efficiency,” said Americas Silver Corporation President and CEO Darren Blasutti. “At the end of March, our operations were on track to deliver on our production guidance and cash costs of $9.00 - 10.00 and all-in sustaining costs of $11.75 - 12.75 per ounce for 2016. We are also excited about the results of our San Rafael pre-feasibility study and maiden reserve estimate. At current prices, it has a pre-tax IRR of 27% and attractive economic upside through conversion of the existing resource to reserve, as well as resource addition from exploration once underground access has been established. We are starting small with initial capital estimates of approximately $22 million to get into production. The project is expected to produce 5.5 million ounces of silver, 254 million pounds of zinc and 97 million pounds of lead over an initial reserve life of 5.5 years at negative silver all-in sustaining costs.”

2016 Consolidated Guidance

Consolidated silver production for 2016 is forecast between 2.5 - 3.0 million silver ounces and 5.0 - 5.6 million silver equivalent ounces compared to 2015, silver cash costs are projected to fall approximately 25% to between $9.00 - $10.00 per ounce compared to 2015, and all-in sustaining costs are projected to drop approximately 30% to $11.75 - $12.75 per ounce. The reductions in silver cash costs and all-in sustaining costs in 2016 are due to increased lead production at the Galena Complex, further workforce reductions, lower treatment and refining charges, and a more favourable Mexican Peso exchange rate.

Consolidated Production & Financial Highlights

In 2015, the Company produced 2.65 million silver ounces and 4.87 million silver equivalent ounces, meeting guidance. Silver all-in sustaining costs of $17.16 per ounce also met guidance, while by-product cash costs of $12.75 per ounce exceeded guidance slightly by 2%. Lead production rose year-over-year from 15.4 million pounds in 2014 to 22.9 million pounds in 2015, an increase of 48% offsetting lower than expected base metal prices. Please see Table 1 below for details on fourth quarter results.

Table 1 Consolidated Production Highlights
	Q4 2015	Q4 2014	Change	YTD 2015	YTD 2014	Chang
Processed Ore (tonnes milled)	167,398	173,023	-3%	657,617	681,109	-3%
Silver Production (ounces)	599,677	647,043	-7%	2,652,026	2,799,404	-5%
Silver Equivalent Production (ounces)	1,200,583	1,106,074	9%	4,866,145	4,367,649	11%
Grade (grams per tonne)	126	130	-3%	141	142	-1%
Cash Costs ($ per silver ounce)	$14.38	$14.32	0%	$12.75	$13.83	-8%
All-in Sustaining Costs ($ per silver ounce)	$18.45	$23.05	-20%	$17.16	$21.15	-19%
Zinc (pounds)	3,075,468	3,329,584	-8%	11,647,962	12,625,526	-8%
Lead (pounds)	7,067,802	5,185,966	36%	22,905,826	15,442,648	48%
Copper (pounds)	321,616	419,108	-23%	2,054,896	1,777,137	16%
Realized Silver Price ($ per ounce)	$14.70	$16.29	-10%	$15.60	$18.98	-18%
Realized Zinc Price ($ per pound)	$0.72	$0.99	-27%	$0.87	$0.97	-10%
Realized Lead Price ($ per pound)	$0.78	$0.90	-14%	$0.80	$0.94	-15%
Realized Copper Price ($ per	$2.21	$2.92	-24%	$2.54	$3.06	-17%

The Company recorded a net loss of ($19.4) million for the year ended 2015, compared to a net loss of ($78.7) million for the year ended 2014. The decrease in net loss is primarily attributable to lower impairment of mining interests, and reductions in depletion and amortization, and income tax expenses, partially offset by lower net revenue on commodity sales. For fourth quarter financial highlights, please see the Company’s Management Discussion and Analysis which is available on www.sedar.com and on the Company’s website at www.americassilvercorp.com.

Galena Complex Production

As previously announced in the February 4, 2016 press release, fourth quarter production at the Galena Complex totalled 333,532 silver ounces and 628,727 silver equivalent ounces at a cash cost of $15.07 per ounce and an all-in sustaining cost of $18.71 per ounce. Total production for the year was approximately 1.5 million silver ounces and 2.5 million silver equivalent ounces, at a cash cost of $14.27 per ounce and an all-in sustaining cost of $18.92 per ounce. Lead production year-over-year rose from 9.1 million pounds in 2014 to 17.4 million pounds in 2015, an increase of 91%. Fourth quarter costs were higher than budgeted due to the weakening of lead and copper prices during the quarter.

Cosalá Operations Production

Fourth quarter production at the Cosalá Operations totalled 266,145 silver ounces and 571,856 silver equivalent ounces at a by-product cash cost of $13.51 per ounce and an all-in sustaining cost of $18.12 per ounce. Total production for the year was 1.15 million silver ounces and 2.4 million silver equivalent ounces, at a cash cost of $10.80 per ounce and an all-in sustaining cost of $14.89 per ounce. Silver equivalent ounces increased 8% year-over-year due to higher silver and copper head grades and improved recoveries for all metals. Fourth quarter all-in sustaining costs were higher than budgeted due to lower zinc, lead and copper prices impacting by-product credits during the quarter.

Reserves and Resources

As at December 31, 2015, the Company had estimated proven and probable reserves totalling 31.1 million ounces, measured and indicated resources of 50.1 million ounces silver (exclusive of reserves) and inferred resources at 26.7 million ounces.

The Company updated its mineral reserve and mineral resource estimate as of December 31, 2015. Details are contained in the Company’s Annual Information Form for the year ended December 31, 2015. The Company was able to replace its mined reserves in 2015, increasing proven and probable reserves by 40% from 22 million ounces of silver to 31 million ounces of silver due to the maiden reserve estimate for the San Rafael property. Measured and indicated resources (exclusive of reserves) decreased from 58 million ounces of silver to 50 million ounces of silver for the same reason, offset by additions at the Galena Complex.

The change in the Cosalá estimates was largely due to the conversion of the San Rafael estimate from measured and indicated to proven and probable. A maiden reserve of 3.2 million tonnes containing 303 million pounds of zinc, 127 million pounds of lead and 11.4 million ounces of silver will be declared. The 13.8 million ounce decrease in measured and indicated contained silver is the result of resource conversion, additional drilling and a change in metal price assumptions. Due to the ongoing boundary dispute, Cosalá estimates do not include the El Cajón deposit.

At the Galena Complex, there was an overall 4.7 million ounce increase in silver contained across all categories. Reserves decreased by 3.1 million ounces of silver due to depletion and the downgrading of certain silver-copper stopes to non-reserve measured and indicated resource (3.0 million ounces) offset by the net addition of silver-lead reserves (0.8 million ounces). The decision to downgrade certain silver-copper reserves was taken where the economic value of the block could no longer be supported (i.e., current silver prices, drilling, poor ground conditions, change in development requirements). Measured and indicated resources increased by 6.6 million ounces of silver due to the shift in silver-copper reserves as well as silver-lead additions through exploration. Exploration also added 1.2 million ounces of silver to the inferred category.

Table 2 Proven and Probable Mineral Reserves† December 31, 2015
			Grade				Contained Metal
	Tonnes	Silver	Copper	Lead	Zinc	Silver	Copper	Lead	Zinc
	000s	g/t	%	%	%	koz	Mlbs	Mlbs	Mlbs
Cosalá Operations
Total Cosalá P&P	3,822	108	0.03	1.64	3.86	13,310	2.5	137.8	325.3
Galena Complex
Total Galena P&P	1.402	395	0.21	5.13	--	17,806	6.4	158.6	--
TOTAL P&P	5,224	185	0.08	2.57	2.82	31,116	9.0	296.5	325.3

2015 reserves were calculated using assumed metal prices of $16.00 per ounce of silver, $2.40 per pound of copper, $0.85 per pound of lead and $0.85 per pound of zinc. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Totals may not add or multiply accurately due to rounding.

Table 3 Measured & Indicated Mineral Resources (exclusive of Reserves) ‡ December 31, 2015
			Grade				Contained Metal
	Tonnes	Silver	Copper	Lead	Zinc	Silver	Copper	Lead	Zinc
	000s	g/t	%	%	%	koz	Mlbs	Mlbs	Mlbs
Cosalá Operations
Total Cosalá M&I	8,772	90	0.12	0.68	1.53	25,441	22.9	131.6	296.1
Galena Complex
Total Galena M&I	2,628	292	0.25	3.25	--	24,670	14.4	188.3	--
TOTAL M&I	11,401	137	0.15	1.27	1.18	50,111	37.3	319.9	296.1

Table 4 Inferred Mineral Resources ‡ December 31, 2015
			Grade				Contained Metal
	Tonnes	Silver	Copper	Lead	Zinc	Silver	Copper	Lead	Zinc
	000s	g/t	%	%	%	koz	Mlbs	Mlbs	Mlbs
Cosalá Operations
Total Cosalá Inferred	3,070	104	0.19	0.97	1.35	10,303	12.6	65.9	91.2
Galena Complex
Total Galena Inferred	2,539	202	0.15	3.71	--	16,468	8.4	207.8	--
TOTAL INFERRED	5,610	148	0.17	2.21	0.74	26,771	21.0	273.6	91.2

‡ For calculating equivalent grade, metal price assumptions are $16.00/oz Ag, $2.40/lb Cu, $0.85/lb Pb and $0.85/lb Zn.

Cosalá Mineral Resources for Nuestra Señora are based on a 90g/t Ag Equivalent cut off while San Rafael and Zone 120 are based on a 2.5% Zn Equivalent cut off.

Galena Mineral Resources are based on a cut off of 310g/t Ag Equivalent for vein-style mineralization and 100g/t Ag for disseminated mineralization.

Mineral Resources are reported exclusive of Mineral Reserves and as such the Mineral Resources do not have demonstrated economic viability.

Totals may not add or multiply accurately due to rounding.

The Mineral Resource estimate for the Cosalá Operations is based on block models prepared by independent mineral resource consultants. The Nuestra Señora Mineral Reserve and Resource estimate was prepared by Company personnel under the supervision of James Stonehouse, a Qualified Person for the purposes of NI 43-101. The San Rafael Mineral Reserve and Resource estimate was prepared by Thomas L. Dyer, P.E., Edwin R. Peralta, P.E., Paul Tietz, C. P. G. and Randy Powell, Q.P.M. who are all independent consultants and Qualified Persons.

The Mineral Resource estimate for the Galena Complex was prepared using a combination of block modelling and the accumulation method. A review of the database and methodologies was completed by independent mineral resource consultants and Qualified Persons for the purposes NI 43-101 engaged by the Company during 2012. The estimates were updated by Company personnel under the supervision of Dan Hussey and Jim Atkinson, both of whom are Qualified Persons for the purposes of NI 43-101. The Mineral Reserves was prepared by Company personnel under the supervision of Dan Hussey, a Qualified Person for the purposes of NI 43-101.

Varying cut-off grades have been used depending on the mine, methods of extraction and type of ore contained in the reserves. Mineral resource metal grades and material densities have been estimated using industry-standard methods appropriate for each mineral project with support of various commercially available mining software packages. The Company’s normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry standard quality control practices. Sampling, analytical and test data underlying the stated mineral resources and reserves have been verified by employees of the Company under the supervision of Qualified Persons, for purposes of 43-101 and/or independent Qualified Persons. Additional details regarding Mineral Reserve and Mineral Resource estimation, classification, reporting parameters, key assumptions and associated risks for each of the Company’s mineral properties are provided in the respective NI 43-101 Technical Reports which are available at www.sedar.com.

San Rafael Pre-Feasibility Study Update

On March 30, 2016, the Company announced a maiden reserve at the San Rafael property based on the results of its updated pre-feasibility study. A summary of the study is available in the Annual Information Form for the year-ended December 31, 2015. San Rafael is part of the Cosalá Operations. It is a zinc-silver-lead deposit located approximately 8km north of the Los Braceros process plant. Mine Development Associates was initially commissioned in Q2, 2015 to complete a pre-feasibility study on the property but completion was delayed due to metal price volatility in the second half of that year. As market conditions stabilized and covered, the Company decided to restart work in Q1, 2016. The study considers an underground operation focused on the Main Zone with processing at the existing Los Braceros facility to produce silver-bearing zinc and lead concentrates.

The project is expected to produce 5.5 million ounces of silver, 254 million pounds of zinc and 97 million pounds of lead over an initial reserve life of 5.5 years with a pre-tax net present value of $24.7 million at a 5% discount rate and a pre-tax IRR of 27%. The life of mine all-in sustaining costs of the project are expected to be negative 19 cents per pound of silver produced. San Rafael offers attractive economic upside through conversion of the existing resource to reserve, as well as resource addition from exploration once underground access has been established.

Permits are in place to allow commencement of mine development, subject to approval by the Board of Directors and project financing. Following an eleven month development period, the existing Los Braceros processing plant will begin treating San Rafael ore to produce silver-bearing zinc and lead concentrates. At month 20, a mill expansion will increase throughput by 30% to 1,800 tonnes per day to coincide with the ramp up in mine production Full details of the Prefeasibility Study will be disclosed through a Technical Report to be issued by April 30, 2016.

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

Daren Dell, Chief Operating Officer and a Qualified Person under Canadian Securities Administrators guidelines, has approved the applicable contents of this news release. For further information please see SEDAR or americassilvercorp.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward–looking information” within the meaning of applicable securities laws. Forward–looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the San Rafael prefeasibility study, estimates of mineral reserves and resources, realization of mineral reserve estimates, the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward–looking information can be identified by forward–looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward–looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward–looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward–looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward–looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

For more information:
Darren Blasutti
President and CEO
416-848-9503